Exhibit 4.2

Translation for information purpose only

CAISSE DES DEPOTS ET CONSIGNATIONS

EURO DISNEY SCA
BP 100
77777 MARNE LA VALLEE CEDEX 4

Paris, October 11, 2002

Savings Management

Financial Management

I.F. Director

Réf. DFFE4/PM/2002-189

Pascale Mercier

Tél. 01 40 57 81 61

Fax 01 40 57 83 43

Re : Your memorandum dated 30.09.02

Dear Sirs,

You made an application to the Caisse des Dépôts et Consignations for a Derogation of Article 2.(b) of the Covenants, in order to fix the Cumulative Gross Operating Profit Ratio for the fiscal year ending September 30 2002 at 0.673 instead of 0.75.

Acting on behalf of the Fourth Voting College, I hereby inform you of the agreement of the Caisse des Dépôts et Consignations to your request and its compensation.

Yours faithfully,

Jacques Ollivier

Mr Serge Naïm and Mr Dominique Le Bourhis

Euro Disney SA

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